FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated January 14, 2007 (“T-Mobile USA and RIM Unveil New “Pearl White" BlackBerry Pearl")	Page No 3

Document 1

January 14, 2007

FOR IMMEDIATE RELEASE

T-Mobile USA and RIM Unveil New “Pearl White” BlackBerry Pearl

The sleekest BlackBerry phone yet for effortless e-mail on the go is now available in “Pearl White” —only at T-Mobile

Bellevue, Wash. and Waterloo, ON – T-Mobile USA, Inc. and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the new white BlackBerry® Pearl™, featuring a stylish new color for the award-winning phone. The new white BlackBerry Pearl is now available in the United States exclusively from T-Mobile.

A wildly popular and proven product, the BlackBerry Pearl is now available in a lustrous, pearl white finish, as well as piano black. The BlackBerry Pearl shines with its easy-to-use phone, personal e-mail, and Web browsing combined with T-Mobile’s affordable $19.99 per month unlimited data plan(1). With the BlackBerry Pearl, sending an e-mail or chatting through instant messaging is as simple as placing a phone call.

“The BlackBerry Pearl has set the bar for combining the functionality of a full-featured BlackBerry phone and the ultimate in style, all at an affordable price,” said Mike Butler, Chief Marketing Officer, T-Mobile USA. “Now, the white BlackBerry Pearl provides our customers with another effortless, yet stylish, option to stay connected with loved ones.”

The BlackBerry Pearl is myFavesSM-enabled, allowing customers to have quick, one-touch access to their favorite five friends and family(2). In addition to calling, instant messaging and texting, consumers are also just a tap away from sending an email to one of their five myFaves contacts – helping people stay effortlessly connected to the people who matter most.

“The BlackBerry Pearl has proven that it’s possible to provide a full-featured handset at an attractive price point with an uncompromising user experience and an extremely small, light and stylish design,” said Mark Guibert, Vice President, Corporate Marketing, Research In Motion. “We are delighted by the immediate success of the BlackBerry Pearl in the market and we are pleased to build on this momentum with the addition of another stunning color and finish.”

With the BlackBerry Pearl available now in piano black or pearl white, customers will be able to connect while expressing more of their individual style. The white BlackBerry Pearl is offered exclusively through T-Mobile in the United States and is immediately available at T-Mobile retail stores, select authorized dealers, online at www.t-mobile.com, or by calling 1-800-T-MOBILE.

Key features of the BlackBerry Pearl include:

o     BlackBerry® Internet Service - allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
o     Popular instant messaging clients: AOL®, Yahoo!® MSN® and ICQ®3
o     1.3 megapixel camera with 3 zoom levels (up to 5X) and built-in flash
o     Multimedia player with stereo headset jack with support for MP3 and AAC music files, as well as MPEG4 and H.263 video formats
o     High-performance HTML browser for visiting your favorite web sites while on the go4
o     A newly enhanced version of RIM's popular SureType™ keyboard technology that makes typing email quick and easy
o     An incredibly intuitive user interface with an easy-to-use trackball, dedicated 'menu' and 'escape' keys, and context-sensitive menus that make navigation feel instinctive and fast
o     Intuitive call management features such as smart dialing, conference calling5), speed dialing, and call forwarding5
o     First-rate phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated 'send', 'end', and 'mute' keys, speakerphone, and Bluetooth®support for hands-free use with headsets, car kits and Bluetooth peripherals
o     Quad-band GSM/GPRS and EDGE network support for international roaming6
o     BlackBerry Maps - a new application which adds mapping and location-based services to the BlackBerry Pearl. BlackBerry Maps works together with other BlackBerry applications, enabling the user to send maps via email and launch maps from other applications, including contacts in the user's address book
o     Support for polyphonic, mp3 and MIDI ring tones3
o     A large, ultra-bright 240x260 color display that brings images to life
o     An innovative light-sensing technology that automatically optimizes the screen, trackball and keyboard lighting for indoor, outdoor and dark environments
o     64MB built-in flash memory, expandable via microSD expansion slot
o     BlackBerry® Enterprise Server support - integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® environments and features a new set of IT policy controls for IT departments to manage camera and expanded memory usage

The new white BlackBerry Pearl also comes with a complement of white accessories — stereo headset, travel charger and USB cable — that are included in the box. Additional accessories for BlackBerry handsets, including premium leather holsters and totes, an automotive charger, and Bluetooth® headsets are available online and through T-Mobile retail outlets.

About T-Mobile USA

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, one of the world’s leading companies in mobile communications, and the mobile telecommunications subsidiary of Deutsche Telekom AG. At the end of September 2006, more than 91 million mobile customers were served by companies of the Deutsche Telekom group — 24.1 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most successful digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S., in wireless call quality and wireless customer care. For more information, please visit the company’s Web site at www.t-mobile.com.

— more —

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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1 Unlimited personal e-mail and web browsing for $19.99/mo. when added on to any T-Mobile voice plan. Taxes additional. Text/instant/picture messaging may incur separate additional charges.

2 Nationwide plan; myFaves contacts limited to total of five US phone numbers (certain exceptions apply); minimum one-year service agreement required.

3 Separate charges may apply.

4 Not all sites optimized for mobile browsers.

5 Multiple call charges may apply.

6 Check at www.t-mobile.com or a T-Mobile store for information on available international roaming services and international roaming charges.

Media Contacts:
T-Mobile USA Media Relations
425.378.4002
mediarelations@t-mobile.com

Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  Neither RIM nor T-Mobile assumes any liability or makes any representation, warranty or guarantee in relation to third-party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 18, 2007	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller